February 24, 2026

Aaron Day
Chief Executive Officer
AMAZE HOLDINGS, INC.
150 Paularino, Suite D-200
Costa Mesa, CA 92626

       Re: AMAZE HOLDINGS, INC.
           Registration Statement on Form S-1
           Filed February 12, 2026
           File No. 333-293428
Dear Aaron Day:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Brian Bernstein